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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for each of the periods shown on a combined basis for the Predecessor periods and on a consolidated basis for the Successor periods. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of debt issuance costs and an interest factor attributable to operating leases.

	CONSOLIDATED			COMBINED

			Period from November 5, 2010 to December 31, 2010	Period from July 1, 2010 to November 4, 2010	Year ended June 30,
	Year ended December 31,

	2012	2011			2010	2009	2008
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
(Loss) earnings before income taxes	$(52,841)	$(29,373)	$(30,366)	$24,852	$90,302	$74,186	$93,611
Add: Fixed charges (from below)	49,093	48,239	7,465	19	71	112	104

(Loss) earnings as defined	$(3,856)	$18,866	$(22,901)	$24,871	$90,373	$74,298	$93,715

Fixed charges:
Interest expense	44,828	44,257	6,865	—	—	—	—
Amortization of debt discount	2,529	2,354	352	—	—	—	—
Amortization of debt issuance costs	1,530	1,482	216	—	—	—	—
Estimated interest factor from rental expense	205	146	32	19	71	112	104

Total fixed charges	$49,093	$48,239	$7,465	$19	$71	$112	$104

Ratio of earnings to fixed charges(1)	—	—	—	1,321.9x	1,281.5x	661.2x	901.1x

(1)
The ratio of earnings to fixed charges is computed by dividing earnings (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. For the years ended December 31, 2012 and 2011, and the period from November 5, 2010 to December 31, 2010, there was a deficiency in the amount of earnings to fixed charges of $52.9 million, $29.4 million, $30.4 million, respectively.

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  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES